Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS SECOND QUARTER 2023 RESULTS
•Rogers' Q2 results reflect strong execution and healthy growth across operations
•Rogers' postpaid mobile phone net additions of 170,000, up 39%; year to date postpaid mobile phone net additions of 265,000, up 41% from first six months of 2022
•Wireless service revenue up 7%; adjusted EBITDA up 9%
•Total service revenue up 32% and adjusted EBITDA up 38%
•Rogers and Shaw integration proceeding ahead of plan, with Cable and Internet growth recovering
•Cable service revenue up 93%; adjusted EBITDA up 97%
•Strong Cable adjusted EBITDA margin up 100 basis points to 51%
•Internet loading of 25,000 with organic growth improving across the country
•Company reaffirms guidance of realizing at least $200 million of synergies in 2023, and annualized cost synergies of at least $600 million by the end of Q1 2024
•Company commences deleveraging, driven by adjusted EBITDA growth and effective balance sheet management, while continuing to invest in networks and operational infrastructure
•Debt leverage ratio of 5.1x improved since completing the Shaw Transaction in April 2023 as a result of strong adjusted EBITDA growth; targeting further reduction to 4.9x debt leverage ratio by end of 2023
•Capital expenditures of $1,079 million, with network infrastructure spending up 24%
•Company focused on selling $1 billion in non-core assets
•Introducing changes to dividend reinvestment plan to include a price discount and use of treasury shares
•Company's strong execution reflected in increasing 2023 outlook
•2023 free cash flow outlook increased to between $2.2 billion and $2.5 billion compared to prior $2.0 billion to $2.2 billion outlook
•Adjusted EBITDA growth outlook increased to 33% to 36% compared to prior 31% to 35% outlook

Consolidated Financial Highlights

(In millions of Canadian dollars, except per share amounts, unaudited)	Three months ended June 30			Six months ended June 30
	2023	2022	% Chg	2023	2022	% Chg

Total revenue	5,046	3,868	30	8,881	7,487	19
Total service revenue	4,534	3,443	32	7,848	6,639	18
Adjusted EBITDA [1]	2,190	1,592	38	3,841	3,131	23
Net income [2]	109	409	(73)	620	801	(23)
Adjusted net income [1]	544	463	17	1,097	925	19

Diluted earnings per share [2]	$0.20	$0.76	(74)	$1.19	$1.57	(24)
Adjusted diluted earnings per share [1]	$1.02	$0.86	19	$2.11	$1.81	17

Cash provided by operating activities	1,635	1,319	24	2,088	2,132	(2)
Free cash flow [1]	476	344	38	846	859	(2)

"We delivered strong results in the second quarter and continued to demonstrate solid momentum in our core businesses," said Tony Staffieri, President and CEO. "We upgraded our financial guidance for the year and I am pleased to share the integration with Shaw is tracking ahead of plan. We're proud that more Canadians continue to choose Rogers as we invest in our customers and our networks to deliver long-term growth."
1 Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted diluted earnings per share. See "Non-GAAP and Other Financial Measures" in our Q2 2023 Management's Discussion and Analysis (MD&A), available at www.sedarplus.ca, and this earnings release for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.
2 The significant decrease in net income and diluted earnings per share includes an approximate $0.5 billion ongoing increase in quarterly depreciation and amortization as a result of the assets acquired through the $26 billion Shaw Transaction completed on April 3, 2023. For the purposes of calculating adjusted net income and adjusted earnings per share, we have removed depreciation and amortization of $0.2 billion on the incremental fair value of these assets.

Rogers Communications Inc.	1	Second Quarter 2023

Shaw Transaction

On April 3, 2023, after receiving all required regulatory approvals and after the Freedom Transaction (as defined below) closed, we acquired all the issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, Shaw Shares) of Shaw Communications Inc. (Shaw) (Shaw Transaction) for total consideration of $20.5 billion, consisting of:
•$19 billion of cash (consisting of $13 billion of cash and restricted cash and $6 billion borrowed from our $6 billion non-revolving term loan facility); and
•approximately $1.5 billion through the issuance of 23.6 million RCI Class B Non-Voting common shares (based on the opening share price of Rogers Class B Non-Voting Shares on April 3, 2023 of $61.33).

We also assumed approximately $2.9 billion of debt, net of cash and consideration received from the Freedom Transaction, on April 3.

The Shaw Transaction was implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta).

On April 3, 2023, the outstanding shares of Freedom Mobile Inc. (Freedom), a subsidiary of Shaw, were sold to Videotron Ltd. (Videotron), a subsidiary of Quebecor Inc. (Quebecor) (Freedom Transaction). The Freedom Transaction was effected pursuant to an agreement entered into on August 12, 2022 among Rogers, Shaw, Quebecor, and Videotron, which provided for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. The Freedom Transaction did not include the sale of Shaw Mobile-branded wireless subscribers; accordingly, these wireless subscribers remained with the Shaw business acquired by Rogers.

On April 3, 2023, following the completion of the Shaw Transaction, Shaw Communications Inc. was amalgamated with RCI. As a result of this amalgamation, RCI became the issuer and assumed all of Shaw's obligations under the indenture governing Shaw's outstanding senior notes with a total principal amount of $4.55 billion as at April 3, 2023. As a result, the assumed senior notes now rank equally with RCI’s other unsecured senior notes and debentures, bank credit facilities, and letter of credit facilities. In connection with the Shaw Transaction, RCCI provided a guarantee for Shaw's payment obligations under those senior notes.

Regulatory approval
On March 31, 2023, the Minister of Innovation, Science and Industry approved the transfer of Freedom's spectrum licences to Videotron, following which the Freedom Transaction closed on April 3, 2023. As part of the regulatory approval process, we agreed to certain legally enforceable undertakings with Innovation, Science and Economic Development Canada (ISED Canada), each of which is detailed in "Regulatory Developments".

The acquired Shaw business
The Shaw business we acquired provides cable telecommunications, satellite video services, and data networking to residential customers, businesses, and public-sector entities in British Columbia, Alberta, Saskatchewan, and Manitoba (Western Canada). Shaw's primary products include Internet (through Fibre+), Video (through Total TV and Shaw Direct satellite), home phone services, and Wireless services (through Shaw Mobile to consumers in British Columbia and Alberta). Subsequent to closing, we stopped selling services under the Shaw Mobile brand to new customers. These services continue to be offered by Rogers to existing Shaw Mobile customers.

The combined Rogers and Shaw has the scale, assets, and capabilities delivering unprecedented wireline and wireless broadband and network investments, innovation, and growth in new telecommunications services, and greater choice for Canadian consumers and businesses. The combination is accelerating the delivery of critical 5G service across Western Canada, from rural areas to dense cities, more quickly than either company could achieve on its own, by bringing together the expertise and assets of both companies.

The results from the acquired Shaw wireline operations are included in our Cable segment and the results of the acquired Shaw Mobile operations are included in our Wireless segment, from the date of acquisition, consistent with our reportable segment definitions.

The major classes of assets acquired, along with the preliminary allocation of fair value to each, consist of property, plant and equipment ($7.5 billion) and intangible assets ($6.3 billion, primarily customer relationships). We have recognized preliminary goodwill of $12.3 billion associated with the acquisition. The recognition of these assets will result in a material increase to our depreciation and amortization expense on an ongoing basis. We also expect a

Rogers Communications Inc.	2	Second Quarter 2023

material increase in finance costs in relation to the financing incurred to fund the acquisition and acquiring Shaw's long-term debt. See "Review of Consolidated Performance" in our Q2 2023 MD&A for more information.

In addition, targeted cost synergies, together with organic service revenue and earnings growth, are anticipated to result in an offsetting and material increase to our adjusted EBITDA and net income on an ongoing basis.

Financial Guidance

As a result of strong execution in the first half of the year, we are adjusting our consolidated guidance ranges for full-year 2023 adjusted EBITDA and free cash flow from the ranges provided on March 31, 2023. We have not changed our guidance ranges for full-year 2023 total service revenue and capital expenditures. The updated 2023 guidance ranges are presented below.

	2022	March 31, 2023			July 26, 2023
(In millions of dollars, except percentages)	Actual	Guidance Ranges [1,2]			Guidance Ranges [1,2]

Total service revenue	13,305	Increase of 26%	to	increase of 30%	Increase of 26%	to	increase of 30%
Adjusted EBITDA	6,393	Increase of 31%	to	increase of 35%	Increase of 33%	to	increase of 36%
Capital expenditures [3]	3,075	3,700	to	3,900	3,700	to	3,900
Free cash flow	1,773	2,000	to	2,200	2,200	to	2,500
1    Guidance ranges presented as percentages reflect percentage increases over full-year 2022 results.
2    Guidance ranges presented include the results of the acquired Shaw business from and after the closing on April 3, 2023.
3    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

Our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" in this earnings release (including the material assumptions listed under the heading "Key assumptions underlying our full-year 2023 guidance") and in our 2022 Annual MD&A and the related disclosure and information about various economic, competitive, legal, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Rogers Communications Inc.	3	Second Quarter 2023

Operating Environment and Strategic Highlights
Our five objectives guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Signed exclusive agreements with SpaceX and Lynk Global to bring satellite-to-mobile phone coverage to Canada.
•Announced plans to modernize and expand the cellular network in the Toronto subway system (TTC) through the acquisition of BAI Communications' Canadian operations (BAI Canada) on April 24, 2023.
•Continued to expand Canada's largest 5G network as at June 30, 2023, reaching over 2,100 communities.
•Invested over $1 billion in capital expenditures, more than 55% of which was invested in our wireless and wireline network infrastructure.

Deliver easy to use, reliable products and services
•Introduced Retail Direct, helping customers get the device of their choice shipped directly to their homes.
•Launched our "We Speak Your Language" program across all retail stores, with the goal of serving customers in their preferred language.
•Updated our credit policy for newcomers to make it easier for them to activate more lines and give them access to more smart device options.

Be the first choice for Canadians
•Attracted 170,000 net postpaid mobile phone subscribers, up from 122,000 last year.
•Introduced new 5G plans starting at $55/month to make 5G more accessible to more Canadians.
•Attracted almost 20% more fans to Toronto Blue Jays home games.

Be a strong national company investing in Canada
•Successfully completed the historic Shaw Transaction on April 3, 2023.
•Repatriated customer care roles to ensure every phone call or online chat with customers is answered by a customer solution specialist based in Canada.
•Donated $1 million to the Canadian Red Cross Alberta Wildfires Appeal.

Be the growth leader in our industry
•Generated total service revenue of $4,534 million, up 32%; adjusted EBITDA of $2,190 million, up 38%; and net income of $109 million, down 73%.
•Generated free cash flow of $476 million and generated cash provided by operating activities of $1,635 million.
•Increased our full-year 2023 guidance for adjusted EBITDA and free cash flow.

Rogers Communications Inc.	4	Second Quarter 2023

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 30% and 32%, respectively, this quarter, driven substantially by revenue growth in our Cable and Wireless businesses.

Wireless service revenue increased by 7% this quarter, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base and revenue from Shaw Mobile subscribers acquired through the Shaw Transaction. Wireless equipment revenue increased by 20%, primarily as a result of a continued shift in the product mix towards higher-value devices and an increase in new subscribers purchasing devices.

Cable service revenue increased by 93% this quarter as a result of our acquisition of Shaw.

Media revenue increased by 4% this quarter as a result of higher sports-related revenue, primarily at the Toronto Blue Jays.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 38% this quarter and our adjusted EBITDA margin increased by 220 basis points, primarily due to improving synergies and efficiencies.

Wireless adjusted EBITDA increased by 9%, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA margin of 63.6%.

Cable adjusted EBITDA increased by 97% due to the flow-through impact of higher revenue as discussed above and the achievement of cost synergies associated with integration activities. This gave rise to an adjusted EBITDA margin of 51.0%.

Media adjusted EBITDA increased by $2 million this quarter, primarily due to higher revenue as discussed above, partially offset by higher Toronto Blue Jays player payroll costs.

Net income and adjusted net income
Net income decreased by 73% this quarter, primarily as a result of higher depreciation and amortization, higher restructuring, acquisition and other costs, primarily associated with Shaw acquisition- and integration-related activities, and higher finance costs, partially offset by higher adjusted EBITDA. Adjusted net income32increased by 17% this quarter, primarily as a result of higher adjusted EBITDA.

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $1,635 million (2022 - $1,319 million); the increase is primarily a result of higher adjusted EBITDA. We also generated free cash flow of $476 million (2022 - $344 million), up 38% as a result of higher adjusted EBITDA, partially offset by higher capital expenditures and higher interest on long-term debt.

As at June 30, 2023, we had $5.1 billion of available liquidity43(December 31, 2022 - $4.9 billion), including $0.4 billion in cash and cash equivalents and a combined $4.8 billion available under our bank credit and other facilities.

As a result of the Shaw Transaction closing this quarter, our debt leverage ratio has increased to 5.14 as at June 30, 2023. This has been calculated on an adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period. If calculated on an as reported basis without the foregoing adjustment, our debt leverage ratio3,4 as at June 30, 2023 was 6.2 (December 31, 2022 - 3.3).

We also returned $252 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on July 25, 2023. In the third quarter, we intend to amend our dividend reinvestment plan (DRIP) to (i) provide for a small discount on the dividend reinvestment share price and (ii) allow for the issuance of treasury shares for the settlement of the DRIP dividends.

32Effective this quarter, adjusted net income excludes depreciation and amortization on the incremental fair value of Shaw Transaction-related property, plant and equipment and intangible assets. See "Non-GAAP and Other Financial Measures" for more information.
43Available liquidity and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" in our Q2 2023 MD&A for more information about this measure, available at www.sedarplus.ca. See "Financial Condition" in our Q2 2023 MD&A for a reconciliation of available liquidity.

Rogers Communications Inc.	5	Second Quarter 2023

About Rogers

Rogers is Canada's leading wireless, cable and media company that provides connectivity and entertainment to Canadian consumers and businesses across the country. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Paul Carpino	Sarah Schmidt
647.435.6470	647.643.6397
paul.carpino@rci.rogers.com	sarah.schmidt@rci.rogers.com

Quarterly Investment Community Teleconference

Our second quarter 2023 results teleconference with the investment community will be held on:
•July 26, 2023
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	6	Second Quarter 2023

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and six months ended June 30, 2023, as well as forward-looking information about future periods. This earnings release should be read in conjunction with our Second Quarter 2023 Interim Condensed Consolidated Financial Statements (Second Quarter 2023 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our Second Quarter 2023 MD&A; our 2022 Annual MD&A; our 2022 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

Effective this quarter, we have retrospectively amended our definitions of (i) adjusted net income and (ii) adjusted net debt. See "Non-GAAP and Other Financial Measures" in this earnings release and in our Q2 2023 MD&A for more information.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2022 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at July 25, 2023 and was approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on that date. This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this earnings release, this quarter, the quarter, or second quarter refer to the three months ended June 30, 2023, the first quarter refers to the three months ended March 31, 2023, and year to date refers to the six months ended June 30, 2023, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2022 or as at December 31, 2022, as applicable, unless otherwise indicated.

Trademarks in this earnings release are owned or used under licence by Rogers Communications Inc. or an affiliate. This earnings release also includes trademarks of other parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2023 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, RCCI, and certain of our other wholly owned subsidiaries. Following the Shaw Transaction, aspects of Cable are also operated by Shaw Cablesystems G.P., Shaw Telecom G.P., and Shaw Satellite G.P. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	7	Second Quarter 2023

Summary of Consolidated Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins and per share amounts)	2023	2022	% Chg		2023	2022	% Chg

Revenue
Wireless	2,424	2,212	10		4,770	4,352	10
Cable	2,013	1,041	93		3,030	2,077	46
Media	686	659	4		1,191	1,141	4
Corporate items and intercompany eliminations	(77)	(44)	75		(110)	(83)	33
Revenue	5,046	3,868	30		8,881	7,487	19
Total service revenue [1]	4,534	3,443	32		7,848	6,639	18

Adjusted EBITDA
Wireless	1,222	1,118	9		2,401	2,203	9
Cable	1,026	520	97		1,583	1,071	48
Media	4	2	100		(34)	(64)	(47)
Corporate items and intercompany eliminations	(62)	(48)	29		(109)	(79)	38
Adjusted EBITDA	2,190	1,592	38		3,841	3,131	23
Adjusted EBITDA margin [2]	43.4%	41.2%	2.2	pts	43.2%	41.8%	1.4	pts

Net income	109	409	(73)		620	801	(23)
Basic earnings per share	$0.21	$0.81	(74)		$1.20	$1.59	(25)
Diluted earnings per share	$0.20	$0.76	(74)		$1.19	$1.57	(24)

Adjusted net income [2]	544	463	17		1,097	925	19
Adjusted basic earnings per share [2]	$1.03	$0.92	12		$2.12	$1.83	16
Adjusted diluted earnings per share	$1.02	$0.86	19		$2.11	$1.81	17

Capital expenditures	1,079	778	39		1,971	1,427	38
Cash provided by operating activities	1,635	1,319	24		2,088	2,132	(2)
Free cash flow	476	344	38		846	859	(2)
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic earnings per share. See "Non-GAAP and Other Financial Measures" in our Q2 2023 MD&A for more information about each of these measures, available at www.sedarplus.ca.

Rogers Communications Inc.	8	Second Quarter 2023

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2023	2022	% Chg		2023	2022	% Chg

Revenue
Service revenue	1,920	1,791	7		3,756	3,514	7
Equipment revenue	504	421	20		1,014	838	21
Revenue	2,424	2,212	10		4,770	4,352	10

Operating expenses
Cost of equipment	501	437	15		1,009	863	17
Other operating expenses	701	657	7		1,360	1,286	6
Operating expenses	1,202	1,094	10		2,369	2,149	10

Adjusted EBITDA	1,222	1,118	9		2,401	2,203	9

Adjusted EBITDA margin [1]	63.6%	62.4%	1.2	pts	63.9%	62.7%	1.2	pts
Capital expenditures	458	457	—		910	794	15
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except churn and mobile phone ARPU)	2023	2022	Chg		2023	2022	Chg

Postpaid mobile phone [2,3]
Gross additions	430	303	127		748	557	191
Net additions	170	122	48		265	188	77
Total postpaid mobile phone subscribers [4]	10,107	9,035	1,072		10,107	9,035	1,072
Churn (monthly)	0.87%	0.68%	0.19	pts	0.83%	0.69%	0.14	pts
Prepaid mobile phone
Gross additions	231	197	34		448	348	100
Net (losses) additions	(5)	55	(60)		(13)	39	(52)
Total prepaid mobile phone subscribers [4]	1,242	1,205	37		1,242	1,205	37
Churn (monthly)	6.33%	4.05%	2.28	pts	6.14%	4.43%	1.71	pts
Mobile phone ARPU (monthly) [5]	$56.79	$58.83	($2.04)		$57.17	$58.02	($0.85)
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    On April 3, 2023, we acquired approximately 501,000 postpaid mobile phone subscribers as a result of our acquisition of Shaw, which are not included in net additions, but do appear in the ending total balances for June 30, 2023.
3 Effective April 1, 2023, we adjusted our postpaid mobile phone subscriber base to remove 51,000 subscribers relating to a wholesale account.
4    As at end of period.
5    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q2 2023 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
The 7% increases in service revenue this quarter and year to date were primarily a result of:
•cumulative impact of growth in our mobile phone subscriber base over the past year; and
•the impact of the Shaw Mobile subscribers acquired through the Shaw Transaction in April 2023.

The year to date increase was also affected by higher roaming revenue associated with increased travel.

The decrease in mobile phone ARPU this quarter was primarily a result of an increase in the mix of lower cost plans arising from our acquisition of Shaw Mobile.

The increase in postpaid gross and net additions this quarter and year to date were a result of sales execution and customer satisfaction in a growing Canadian market.

Rogers Communications Inc.	9	Second Quarter 2023

Equipment revenue
The 20% increase in equipment revenue this quarter and 21% increase year to date were a result of:
•a continued shift in the product mix towards higher-value devices;
•higher device upgrades by existing customers; and
•an increase in new subscribers purchasing devices; partially offset by
•promotional activity.

Operating expenses
Cost of equipment
The 15% increase in the cost of equipment this quarter and 17% increase year to date were a result of the equipment revenue changes discussed above.

Other operating expenses
The 7% increase in other operating expenses this quarter and 6% increase year to date were primarily a result of:
•higher costs associated with the increased revenue and subscriber additions, which included increased roaming and commissions; and
•investments made in customer service; partially offset by
•cost efficiencies.

Adjusted EBITDA
The 9% increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Second Quarter 2023

CABLE

Cable Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2023	2022	% Chg		2023	2022	% Chg

Revenue
Service revenue	2,005	1,037	93		3,011	2,067	46
Equipment revenue	8	4	100		19	10	90
Revenue	2,013	1,041	93		3,030	2,077	46

Operating expenses	987	521	89		1,447	1,006	44

Adjusted EBITDA	1,026	520	97		1,583	1,071	48

Adjusted EBITDA margin	51.0%	50.0%	1.0	pts	52.2%	51.6%	0.6	pts
Capital expenditures	538	269	100		857	525	63

Cable Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except ARPA and penetration)	2023	2022	Chg		2023	2022	Chg

Homes passed [2,3]	9,815	4,755	5,060		9,815	4,755	5,060
Customer relationships
Net additions	5	14	(9)		6	19	(13)
Total customer relationships [2,3]	4,787	2,603	2,184		4,787	2,603	2,184
ARPA (monthly) [4]	$139.68	$133.15	$6.53		$142.18	$133.01	$9.17

Penetration [2]	48.8%	54.7%	(5.9	pts)	48.8%	54.7%	(5.9	pts)

Retail Internet
Net additions	25	26	(1)		39	39	—
Total retail Internet subscribers [2,3]	4,284	2,271	2,013		4,284	2,271	2,013
Video
Net additions	12	21	(9)		4	35	(31)
Total Video subscribers [2]	2,732	1,528	1,204		2,732	1,528	1,204
Smart Home Monitoring
Net losses	(4)	(3)	(1)		(9)	(7)	(2)
Total Smart Home Monitoring subscribers [2]	92	106	(14)		92	106	(14)
Home Phone
Net losses	(29)	(18)	(11)		(42)	(40)	(2)
Total Home Phone subscribers [2,3]	1,684	872	812		1,684	872	812
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    On April 3, 2023, we acquired approximately 1,961,000 retail Internet subscribers, 1,203,000 Video subscribers, 890,000 Home Phone subscribers, 4,935,000 homes passed, and 2,191,000 customer relationships as a result of the Shaw Transaction, which are not included in net additions, but do appear in the ending total balances for June 30, 2023. The acquired Satellite subscribers are not included in our reported subscriber, homes passed, or customer relationship metrics.
4    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q2 2023 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
The 93% increase in service revenue this quarter and 46% increase year to date were a result of:
•approximately $1 billion of revenue related to our acquisition of Shaw; partially offset by
•continued increased competitive promotional activity.

The higher ARPA this quarter and year to date was primarily a result of the acquisition of Shaw.

Rogers Communications Inc.	11	Second Quarter 2023

Operating expenses
The 89% increase in operating expenses this quarter and 44% increase year to date were primarily a result of:
•our acquisition of Shaw, partially offset by the realization of cost synergies associated with integration activities; and
•investments in customer service.

Adjusted EBITDA
The 97% increase in adjusted EBITDA this quarter and 48% increase year to date were a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	12	Second Quarter 2023

MEDIA

Media Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2023	2022	% Chg		2023	2022	% Chg

Revenue	686	659	4		1,191	1,141	4
Operating expenses	682	657	4		1,225	1,205	2

Adjusted EBITDA	4	2	100		(34)	(64)	(47)

Adjusted EBITDA margin	0.6%	0.3%	0.3	pts	(2.9)%	(5.6)%	2.7	pts
Capital expenditures	43	19	126		104	41	154

Revenue
The 4% increases in revenue this quarter and year to date were a result of:
•higher sports-related revenue, primarily at the Toronto Blue Jays; partially offset by
•lower advertising revenue across all divisions; and
•lower Today's Shopping Choice revenue driven by lower demand.

Operating expenses
The 4% increase in operating expenses this quarter and 2% increase year to date were a result of:
•higher Toronto Blue Jays player payroll; partially offset by
•lower Today's Shopping Choice costs in line with lower revenue.

Adjusted EBITDA
The increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	13	Second Quarter 2023

CAPITAL EXPENDITURES

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except capital intensity)	2023	2022	% Chg		2023	2022	% Chg

Wireless	458	457	—		910	794	15
Cable	538	269	100		857	525	63
Media	43	19	126		104	41	154
Corporate	40	33	21		100	67	49

Capital expenditures [1]	1,079	778	39		1,971	1,427	38

Capital intensity [2]	21.4%	20.1%	1.3	pts	22.2%	19.1%	3.1	pts
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q2 2023 MD&A for more information about this measure, available at www.sedarplus.ca.

One of our objectives is to build the biggest and best networks in the country. As we continually work towards this, we expect to spend more on our wireless and wireline networks this year than we have in the past several years. This year, we will continue to roll out our 5G network (the largest 5G network in Canada as at June 30, 2023) across the country, including our commitment of expanding the coverage across Western Canada. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we will expand our network footprint to reach more homes and businesses, including to rural, remote, and Indigenous communities. We continue to direct capital expenditures to strengthen the resilience of our networks and make significant investments to strengthen our technology systems, increase network stability for our customers, and enhance our testing.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
Capital expenditures in Wireless this quarter were in line with prior year. The increase in capital expenditures in Wireless year to date was a result of greater investments made to upgrade and expand our wireless network. The ongoing deployment of 3500 MHz spectrum substantially augments the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The increase in capital expenditures in Cable this quarter and year to date reflect our acquisition of Shaw, and continued investments in, and expansion of, our infrastructure, including additional fibre deployments to increase our FTTH distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more consistent customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, to offer increased network resilience and stability along with faster download speeds over time.

Media
The increases in capital expenditures in Media this quarter and year to date were primarily a result of higher Toronto Blue Jays stadium infrastructure expenditures to complete the new fan experience renovations at the Rogers Centre.

Corporate
The increase in corporate capital expenditures this quarter and year to date were a result of higher investments in our corporate information technology infrastructure.

Capital intensity
Capital intensity increased this quarter and year to date as a result of higher capital expenditures, as noted above, partially offset by higher revenue.

Rogers Communications Inc.	14	Second Quarter 2023

Regulatory Developments

See our 2022 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 9, 2023. The following are the significant regulatory developments since that date.

ISED Canada review of the Shaw Transaction
On March 31, 2023, the Minister of Innovation, Science and Industry approved the transfer of Freedom's spectrum licences to Videotron, following which the Freedom Transaction closed on April 3, 2023.

As part of the regulatory approval process, we have agreed to certain legally enforceable undertakings with ISED Canada, which reflect commitments we made when the Shaw Transaction was announced, including:
•$1 billion of investments over five years to connect rural, remote, and Indigenous communities across Western Canada and to close critical connectivity gaps faster for underserved areas, including to make broadband Internet services available where broadband Internet at a minimum 50 megabit per second (Mbps) download speeds and 10 Mbps upload speeds is not currently available and to make 5G wireless service available where mobile service using long-term evolution (LTE) is not available;
•$2.5 billion of investments over five years to enhance and expand 5G coverage across Western Canada and $3 billion over five years related to additional network, services, and technology investments, including the expansion of our Cable network;
•expanding Connected for Success, our low-cost, high-speed Internet program, to low-income Canadians across Western Canada and implementing a new Connected for Success wireless program for low-income Canadians across Canada, such that Connected for Success will be available to more than 2.5 million eligible Canadians within five years;
•maintaining a strong presence in Western Canada, including creating 3,000 new jobs within five years (and maintaining those jobs until the tenth anniversary of closing) and maintaining a Western Canada headquarters in Calgary for at least ten years; and
•continuing to offer wireless plans to existing Shaw Mobile customers as at the closing date with the same terms and conditions (including eligibility) as the Shaw Mobile plans that were available as at the closing date for five years.

We will report on our progress towards each of these undertakings every year until such commitments have been met or for up to ten years after the closing date of the Shaw Transaction, whichever is earlier, including through a report that will be posted publicly on our website. If any material element of any of the above commitments is not met, we could be liable to pay ISED Canada $100 million in damages per year (to a maximum of $1 billion) until the earlier of (i) such material elements having been met or fulfilled or (ii) ten years after the closing date of the Shaw Transaction.

CRTC Review of Wholesale Wireline Telecommunications Services
On March 8, 2023, the Canadian Radio-television and Telecommunications Commission (CRTC) released Telecom Notice of Consultation (CRTC 2023-56) to provide notice of a public hearing to be held for its review of the existing framework for wholesale high-speed access (HSA) services in light of changing market conditions, the significant challenges in implementing the framework, and the importance to Canadians of having access to greater choice and more affordable services. The CRTC has requested comments on several issues, including the preliminary views that (i) the provision of aggregated wholesale HSA services should be mandated; (ii) access to FTTH facilities should be provided over these services; and (iii) the provision of FTTH facilities over aggregated wholesale HSA services should be mandated on a temporary and expedited basis until the CRTC reaches a decision as to whether such access is to be provided indefinitely.

ISED Canada consultation on wireless services within the TTC subway system
On July 24, 2023, ISED Canada announced it had initiated a Consultation on Conditions of Licence relating to the Provision of Service within the Toronto Transit Commission (TTC) Subway System. ISED Canada proposes to introduce additional conditions on spectrum licences relating to the provision of service in subway stations and tunnels operated by the TTC. Among other things, ISED Canada is seeking comments on a process for licensees to reach commercial or arbitrated agreements regarding access, as well as the timing of provision of wireless services within the TTC subway system. Initial comments are due by August 8, 2023, with reply comments due 15 days after publication of initial comments, following which ISED Canada will issue its decision.

Rogers Communications Inc.	15	Second Quarter 2023

CRTC decision on final offer arbitration between Rogers and Quebecor regarding MVNO access rates
In Telecom Regulatory Policy CRTC 2021-130 – Review of Mobile Wireless Services, the CRTC mandated that the national carriers, including Rogers, provide mobile virtual network operator (MVNO) service to regional carriers possessing mobile spectrum licences. Under the policy, if parties are unable to agree upon commercial rates, either party may refer the dispute to the CRTC for final offer arbitration. Because Rogers and Quebecor were unable to reach an agreement, the matter was put before the CRTC. On July 24 2023, the CRTC accepted Quebecor’s offer and directed the parties to enter into an MVNO access agreement consistent with that offer. We are reviewing the impact of the decision.

Updates to Risks and Uncertainties

See our 2022 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 9, 2023, which should be reviewed in conjunction with this earnings release. The following updates and supplements those risks and uncertainties.

Shaw Transaction
As a result of the Shaw Transaction, we are subject to a number of additional risks, many of which are outside the control of Rogers. Certain of these risks are disclosed in our 2022 Annual MD&A. Updates and additions to these risks are described below.

We may fail to realize the expected synergies and other benefits of the Shaw Transaction
Achieving the anticipated benefits of the Shaw Transaction depends on our ability to consolidate and integrate Shaw's businesses, operations, and workforce in a manner that facilitates growth opportunities and achieves the projected cost savings and revenue growth without adversely affecting the combined company's current operations. Even if we successfully integrate Shaw's businesses, the anticipated benefits of the Shaw Transaction may not be fully realized or they could take longer to realize than expected.

The integration process may result in the loss of key personnel, the termination or alteration of existing material contracts or relationships, the disruption of ongoing businesses, or inconsistencies in standards, controls, procedures, and policies. There could be potential unknown liabilities and unforeseen expenses associated with the Shaw Transaction that were not discovered while performing due diligence. Coordinating certain aspects of the operations and personnel of Rogers with Shaw will involve complex operational, technological, and personnel-related challenges. In addition to the day-to-day operations of Rogers, management will need to focus on the integration of the Shaw business.

Videotron Ltd.
On April 3, 2023, Rogers and Videotron settled the lawsuit arising on October 29, 2021, when Videotron launched a lawsuit against Rogers in the Quebec Superior Court, in connection with an agreement entered into by the parties in 2013 for the development and operation of a joint LTE network in the province of Quebec. The lawsuit involved allegations by Videotron that Rogers breached its contractual obligations by developing its own network in the territory and sought damages of $850 million. Rogers remains committed to serving our customers through continued investment in the joint network.

July 2022 network outage
As a result of the network outage that occurred on July 8, 2022, a total of four applications were filed in the Quebec Superior Court seeking authorization to commence a class action against Rogers in relation to this network outage. One of the applications was subsequently withdrawn. A second application has since been suspended. Each of the remaining two applications seeks to institute a class action on behalf of all persons in Quebec who, among other things, experienced a wireless or wireline service interruption as a result of, or were otherwise impacted by, the outage. Each remaining application also claims various damages, including, among others, contractual damages, damages for lost profits, and punitive damages. On June 22, 2023, a carriage hearing was heard in respect of the two remaining applications; we expect a decision identifying the representative plaintiff to follow later this year.

At this time, we are unable to assess the likelihood of success of these applications, or predict the magnitude of any liability we might incur by virtue of the claims underlying those applications or any corresponding or similar claims that may be brought against us in the future. As such, we have not recognized a liability for this contingency. If successful, one of those claims could have a material adverse effect on our financial results or financial condition. It is also possible that similar or corresponding claims could be filed in other jurisdictions.

Rogers Communications Inc.	16	Second Quarter 2023

Technology
Satellite
The acquired Shaw business utilizes three satellites (Anik F2, Anik F3, and Anik G1) owned by Telesat to provide satellite services to customers. Telesat has publicly disclosed anomalies with two of four thrusters used for station-keeping on Anik F2. Customers in remote geographies have begun experiencing periodic service interruptions and the overall survivability estimations have been reduced.

To ensure continuity of service, workarounds have been implemented by both Telesat and Rogers. To further mitigate risk, we have accelerated our set-top box deployment plan to transition impacted services away from Anik F2 to Anik G1. Such workarounds and risk mitigation strategies may not be able to fully mitigate present and future anomalies or failure of the satellite.

These operational anomalies, and any future anomalies or failure of any satellite, could negatively affect customer service and our relationships with our customers and may have a material adverse effect on our reputation, operations, and/or financial results.

We do not maintain any insurance coverage for the transponders on Anik F2, Anik F3, and Anik G1, including business interruption insurance, that would cover damage related to the loss of use of one or more of the transponders on the satellites.

The provision of Internet connectivity in rural areas by new entrants leveraging low Earth orbit satellite technology, or expanded broadband and/or wireless infrastructure from legacy providers, could also result in declining subscriber trends among Satellite customers.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2022 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	17	Second Quarter 2023

Non-GAAP and Other Financial Measures

Reconciliation of adjusted EBITDA

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2023	2022	2023	2022

Net income	109	409	620	801
Add:
Income tax expense	27	135	212	288
Finance costs	583	357	879	615
Depreciation and amortization	1,158	638	1,789	1,284
EBITDA	1,877	1,539	3,500	2,988
Add (deduct):
Other income	(18)	(18)	(45)	(24)
Restructuring, acquisition and other	331	71	386	167

Adjusted EBITDA	2,190	1,592	3,841	3,131

Reconciliation of adjusted net income

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2023	2022	2023	2022

Net income	109	409	620	801
Add (deduct):
Restructuring, acquisition and other	331	71	386	167
Depreciation and amortization on fair value increment of Shaw Transaction-related assets [1]	252	—	252	—
Income tax impact of above items	(148)	(17)	(161)	(43)

Adjusted net income	544	463	1,097	925
1    Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies. It therefore excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets.

Reconciliation of pro forma trailing 12-month adjusted EBITDA

As at June 30
(In millions of dollars)	2023

Trailing 12-month adjusted EBITDA	7,103
Add (deduct):
Acquired Shaw business adjusted EBITDA - July 2022 to March 2023	1,547

Pro forma trailing 12-month adjusted EBITDA	8,650

Rogers Communications Inc.	18	Second Quarter 2023

Reconciliation of free cash flow

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2023	2022	2023	2022

Cash provided by operating activities	1,635	1,319	2,088	2,132
Add (deduct):
Capital expenditures	(1,079)	(778)	(1,971)	(1,427)
Interest on borrowings, net and capitalized interest	(510)	(325)	(749)	(560)
Interest paid, net	489	227	812	441
Restructuring, acquisition and other	331	71	386	167
Program rights amortization	(26)	(19)	(44)	(39)
Change in net operating assets and liabilities	(261)	(216)	443	105
Other adjustments [1]	(103)	65	(119)	40

Free cash flow	476	344	846	859
1    Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other (income) expense from our financial statements.

Reconciliation of adjusted net debt

	As at June 30	As at December 31
(In millions of dollars, except ratios)	2023	2022

Current portion of long-term debt	2,725	1,828
Long-term debt	38,411	29,905
Deferred transaction costs and discounts	1,084	1,122
	42,220	32,855
Add (deduct):
Adjustment of US dollar-denominated debt to hedged rate [1]	(1,140)	(1,876)
Subordinated notes adjustment [2]	(1,497)	(1,508)
Short-term borrowings	2,583	2,985
Current portion of lease liabilities	448	362
Lease liabilities	2,019	1,666
Cash and cash equivalents	(359)	(463)
Restricted cash and cash equivalents [3]	—	(12,837)

Adjusted net debt [1,4]	44,274	21,184
1    Effective this quarter, we amended our calculation of adjusted net debt such that we include our US-dollar denominated debt at the hedged foreign exchange rate. Our US-dollar denominated debt is 100% hedged and we believe this presentation is better representative of the economic obligations on this debt. Previously, our calculation of adjusted net debt had included a current fair market value of the net debt derivative assets.
2    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
3    For the purposes of calculating adjusted net debt prior to closing the Shaw Transaction, we deducted our restricted cash and cash equivalents as these funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction or, if the Shaw Transaction was not consummated, were to have been used to redeem the applicable senior notes excluding any premium. We therefore believe including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Shaw Transaction or the redemption of the senior notes.
4    Adjusted net debt is a capital management measure. This is not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" in our Q2 2023 MD&A for more information about this measure, available at www.sedarplus.ca.

Rogers Communications Inc.	19	Second Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022

Revenue	5,046	3,868	8,881	7,487

Operating expenses:
Operating costs	2,856	2,276	5,040	4,356
Depreciation and amortization	1,158	638	1,789	1,284
Restructuring, acquisition and other	331	71	386	167
Finance costs	583	357	879	615
Other income	(18)	(18)	(45)	(24)

Income before income tax expense	136	544	832	1,089
Income tax expense	27	135	212	288

Net income for the period	109	409	620	801

Earnings per share:
Basic	$0.21	$0.81	$1.20	$1.59
Diluted	$0.20	$0.76	$1.19	$1.57

Rogers Communications Inc.	20	Second Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at June 30	As at December 31
	2023	2022

Assets
Current assets:
Cash and cash equivalents	359	463
Restricted cash and cash equivalents	—	12,837
Accounts receivable	4,290	4,184
Inventories	545	438
Current portion of contract assets	160	111
Other current assets	1,008	561
Current portion of derivative instruments	359	689
Total current assets	6,721	19,283

Property, plant and equipment	23,693	15,574
Intangible assets	18,433	12,251
Investments	2,111	2,088
Derivative instruments	698	861
Financing receivables	885	886
Other long-term assets	794	681
Goodwill	16,404	4,031

Total assets	69,739	55,655

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	2,583	2,985
Accounts payable and accrued liabilities	3,550	3,722
Other current liabilities	347	252
Contract liabilities	655	400
Current portion of long-term debt	2,725	1,828
Current portion of lease liabilities	448	362
Total current liabilities	10,308	9,549

Provisions	58	53
Long-term debt	38,411	29,905
Lease liabilities	2,019	1,666
Other long-term liabilities	1,463	738
Deferred tax liabilities	5,918	3,652
Total liabilities	58,177	45,563

Shareholders' equity	11,562	10,092

Total liabilities and shareholders' equity	69,739	55,655

Rogers Communications Inc.	21	Second Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Operating activities:
Net income for the period	109	409	620	801
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,158	638	1,789	1,284
Program rights amortization	26	19	44	39
Finance costs	583	357	879	615
Income tax expense	27	135	212	288
Post-employment benefits contributions, net of expense	6	(69)	4	(63)
Other	79	(14)	70	(1)
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,988	1,475	3,618	2,963
Change in net operating assets and liabilities	261	216	(443)	(105)
Income taxes paid	(125)	(145)	(275)	(285)
Interest paid	(489)	(227)	(812)	(441)

Cash provided by operating activities	1,635	1,319	2,088	2,132

Investing activities:
Capital expenditures	(1,079)	(778)	(1,971)	(1,427)
Additions to program rights	(12)	(10)	(37)	(22)
Changes in non-cash working capital related to capital expenditures and intangible assets	9	76	(29)	(96)
Acquisitions and other strategic transactions, net of cash acquired	(17,001)	—	(17,001)	(9)
Other	3	49	12	61

Cash used in investing activities	(18,080)	(663)	(19,026)	(1,493)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(1,931)	108	(589)	611
Net issuance (repayment) of long-term debt	5,788	(600)	5,400	12,711
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(106)	20	121	(54)
Transaction costs incurred	(1)	—	(265)	(169)
Principal payments of lease liabilities	(84)	(76)	(165)	(153)
Dividends paid	(252)	(252)	(505)	(504)

Cash provided by (used in) financing activities	3,414	(800)	3,997	12,442

Change in cash and cash equivalents and restricted cash and cash equivalents	(13,031)	(144)	(12,941)	13,081
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	13,390	13,940	13,300	715

Cash and cash equivalents and restricted cash and cash equivalents, end of period	359	13,796	359	13,796

Cash and cash equivalents	359	665	359	665
Restricted cash and cash equivalents	—	13,131	—	13,131

Cash and cash equivalents and restricted cash and cash equivalents, end of period	359	13,796	359	13,796

Rogers Communications Inc.	22	Second Quarter 2023

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•the benefits expected to result from the Shaw Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing; and
•all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under "Financial Guidance" relating to our 2023 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow, which were updated on July 26, 2023.

Key assumptions underlying our full-year 2023 guidance
Our 2023 guidance ranges presented in "Financial Guidance" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2023:
•continued competitive intensity in all segments in which we operate consistent with levels experienced in 2022;
•we continue to invest in similar amounts to pre-Shaw Transaction levels to deliver better services to more Canadians;
•anticipated cost synergies, operating efficiencies, and other benefits of the Shaw Transaction are realized;
•no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
•Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2023 compared to 2022;
•overall wireless market penetration in Canada grows in 2023 at a similar rate as in 2022;
•underlying growth in immigration to Canada remains strong;
•continued subscriber growth in Internet at or above previous performance;
•declining Video subscribers, including the impact of customers migrating to Ignite TV from our legacy product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
•in Media, continued growth in sports and relative stability in other traditional media businesses;
•no significant sports-related work stoppages or cancellations will occur;
•with respect to capital expenditures:
•we continue to invest to ensure we have competitive networks through (i) expanding our 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and
•we continue to make expenditures related to our Home roadmap in 2023 and we make progress on our service footprint expansion projects;
•a substantial portion of our 2023 US dollar-denominated expenditures is hedged at an average exchange rate of $1.25/US$;
•key interest rates remain relatively stable throughout 2023; and
•we retain our investment-grade credit ratings.

Rogers Communications Inc.	23	Second Quarter 2023

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions; and
•industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•in the event we place certain assets for sale, we may not be able to achieve the anticipated proceeds in relation to the sale of those assets and sales of assets may not be achieved within the expected timeframes or at all;
•risks related to the Shaw Transaction or Freedom Transaction, including the possibility:
•we may not be able to achieve the anticipated cost synergies, operating efficiencies, and other benefits of the Shaw Transaction within the expected timeframes or at all;
•the integration of the businesses and operations of Rogers and Shaw may be more difficult, time-consuming, or costly than expected; and
•that operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, or suppliers) may be greater than expected;
•new interpretations and new accounting standards from accounting standards bodies; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2022 Annual MD&A and "Updates to Risks and Uncertainties" in this earnings release.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Rogers Communications Inc.	24	Second Quarter 2023

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this earnings release entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2022 Annual MD&A entitled "Regulation in our Industry" and "Environmental, Social, and Governance (ESG)", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

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Rogers Communications Inc.	25	Second Quarter 2023